

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

May 26, 2010

Via U.S. Mail and Facsimile (416) 947-0167

Mr. Todd D. Sterck
Director and President
Strategic Mining Corporation
130 King Street West, Suite 1800
Toronto, Ontario, Canada M5X 1E3

>   **Re: Strategic Mining Corporation**
>   **Registration Statement on Form 10**
>   **Filed April 30, 2010**
>   **File No. 0-53961**

Dear Mr. Sterck:

We have reviewed the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please note that your Form 10 registration statement will become automatically effective 60 days from the date of the first filing with EDGAR. Refer to Section 12(g)(1) of the Securities Exchange Act of 1934. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934.

2.   To eliminate the need for us to issue repetitive comments, please make appropriate corresponding changes to all disclosure to which a comment relates. If parallel

information appears at more than one place in the document, provide in your response letter page references to all responsive disclosure in the marked version of the document.

3.   Ensure that your cover page accurately lists all securities you intend to register under Section 12(g). In that regard, under "Description of securities to be registered" on page 19, you also include Series A preferred stock.

4.   Revise to provide consistent, accurate, and complete disclosure. The following are examples of disclosure requiring revision or clarification, but this is not intended to be a complete list:

- At pages 3 and 17, you provide different symbols for your stock as traded on the pink sheets;

- You include a reference at page 6 to a photo, which you do not provide in the document;

- At page 14, you suggest that the applicable permit area is located in New Guinea;

- Your financial statements reference at page 20 does not correspond to the years for which financial statements have been provided;

- The exhibits you list at page 20 do not correspond to the exhibits as filed; and

- The entries in your balance sheets are not precisely identified, and some figures appear to be split and entered on separate lines rather than as a single number.

Business, page 4

5.   Expand this section to mention that you have generated no revenues to date and to quantify the accumulated net losses that you have incurred since January 17, 2007 (inception).

Properties, page 4

6.   At an appropriate place in your document, clearly disclose all affiliations among the parties to whom you have issued substantial amounts of shares or from which you have acquired properties. For example, we note that in the binding letter of intent with Ba Dinh Mineral filed as an exhibit, your president and director Todd D. Sterck signed the agreement as the authorized representative of the seller, in his capacity as director of Ba Dinh Mineral. You further disclose on page 15 that from 2009 to the present, Mr. Sterck has served as President of Ba Dinh Mineral.

Guinea, West Africa, page 4

7.   You filed as an exhibit the agreement with Gold River of Africa, whereby you acquired a
        mining claim in Guinea. The exhibit includes a copy of the mining claim in French,
        rather than in English. Please submit a fair and accurate English translation of the foreign
        language document in accordance with Rule 306(a) of Regulation S-T and Exchange Act
        Rule 12b-12(d).

East Canyon Property, page 5

8.   We note that you entered into an option agreement with Arnevut Resources, Inc. in which
        you could acquire up to 75% of the mining claims known as the "East Canyon Property."
        In this regard, in Section 4 of the agreement, a payment schedule is listed. Please
        disclose what payments, if any, you have made toward the initial $10,000 and additional
        $400,000 in work expenditures, and your current percentage ownership in these claims.

Forward-Looking Statements, page 8

9.   The safe harbor for forward-looking statements in the Private Securities Litigation reform
        Act of 1995 does not by its terms apply to statements made by penny stock issuers. As
        you acknowledge at page 12, you are an issuer of penny stock. Eliminate any suggestion
        that any statements constitute "forward-looking statements" within the meaning of the
        Private Securities Litigation Reform Act of 1995. Also eliminate (1) the suggestion that
        "will" identifies forward-looking statements and (2) references to other SEC filings for
        related disclosure.

Risk Factors, page 8

10.   Explain the references in this section to your subsidiary.

Security Ownership of Certain Beneficial Owners and Management, page 14

11.   Please disclose, as of the most recent practicable date, any person known to be the
        beneficial owner of more than five percent of any class of the registrant's voting
        securities. In this regard, we note that on April 17, 2010, you issued 24,634,741 shares of
        Series A preferred stock to five investors, to discharge debt owed to the company. We
        note that each share of Series A preferred stock has super voting rights equivalent to 10
        shares of common stock. Please also indicate by footnote or otherwise the amount
        known to be shares with respect to which such listed beneficial owner has the right to
        acquire beneficial ownership within 60 days from the date of the prospectus.

12.   Please confirm to us that none of your officers or directors owns any class of the registrant's voting securities.

13.   Please disclose the natural person or persons that control the voting and/or dispositive rights for the shares held by Gold River of Africa Corp.

Directors and Executive Officers, page 15

14.   Revise Mr. Sterck's sketch to provide the principal business of Rampart Resources.

15.   Disclose the percentage of their professional time that your officers devote to your business and affairs.

Executive Compensation, page 16

16.   Revise both tables to clarify the periods covered in each case and for each entry.

Certain Relationships and Related Transactions, page 17

17.   Ensure that you provide all the disclosure that Item 404 of Regulation S-K, including Item 404(d), requires for the period since your inception. See Instruction 1 to Item 404. If you provide no new disclosure in response to this comment, explain to us why the sale of the Nat Son property would not require you to provide additional disclosure.

18.   At an appropriate place in your registration statement, explain how the terms of the Ba Dinh agreement and any other agreements involving common or overlapping officers, directors, or stockholders were negotiated. For example, briefly discuss Mr. Sterck's role (if any) in bringing the parties together, and explain whether his participation in any negotiations was limited due to his apparent conflicts of interest. If his participation was in any way limited, explain any limitations.

Market price of and dividends on the registrant's common equity and related shareholders matters, page 17

19.   Please disclose the range of reported high and low bid quotations for each full quarterly period within the two most recent fiscal years and any subsequent interim period for which financial statements are included, or are required to be included.   See Item 201(a)(1)(iii) of Regulation S-K.

Recent sales of unregistered securities, page 18

20.   As required by Item 701(c) of Regulation S-K, please disclose the aggregate consideration received for each issuance you list.

Financial Statements

21.   Please provide updated interim financial statements in your amended filing. Refer to Item 13 of Form 10.

Balance sheet, page 23

22.   You state that you are a "development stage company" which is a phrase commonly used in financial statements in other industries. Under SEC Industry Guide 7 in the absence of proven reserves, such companies may not call themselves a "development stage company" but rather should refer to themselves as an "exploration stage company". Please remove the terms "develop", and "development", and replace them, as needed, with the terms "explore" or "exploration" here and throughout your filing. Refer to http://www.sec.gov/divisions/corpfin/guidance/cfactfaq.htm under section F (10) titled "Issues in the Extractive Industry."

Note C – Planned Mining Properties, page 29

23.   Please provide us with independent support for your statement that in 2009 you became the first Western company to be licensed or permitted to engage in mining exploration in northern Vietnam since 1954.

Note D – Stock-based awards, page 30

24.   Your disclosure states no options have been issued. Please explain this statement in light of your further disclosure of options that are granted, outstanding and exercisable as of December 31, 2009.

25.   Tell us why you have not recorded compensation expense for the value of options granted and exercisable in each of the three years as indicated in the table. Refer to the specific ASC section on which you are basing your treatment and provide the relevant facts supporting your conclusion. In your response, clarify the amount of options granted to employees, directors and consultants.

Note E – Properties, page 32

26.   We note your description of your properties in footnote C and elsewhere in the filing.
        Please clarify the exact nature of the land rights you hold for each property. Specifically
        address if your rights include the right to retain a portion of the benefits from mineral
        deposits on such land or only give you the right to explore such land. Refer to ASC 930-
        805-20.

Note F – Loans Payable, page 32

27.   Tell us why you consider these loans to be long-term liabilities given these obligations
        have no definite repayment terms. It appears they should be classified as current
        liabilities in the balance sheet.

Note J – General business risks, page 35

28.   Quantify the amount of your long-lived assets by country.

Engineering Comments

Business, Page 4

29.   We note you describe your company as a development stage company in this section.
        The terms development and production have very specific meanings within Industry
        Guide 7 (see www.sec.gov/about/forms/industryguides.pdf). These words/terms reference the
        development stage when companies are engaged in preparing reserves for production,
        and the production stage when companies are engaged in commercial-scale, profit-
        oriented extraction of minerals. Since you do not disclose any reserves as defined by
        Guide 7, please remove the terms develop, development or production throughout your
        document, and replace this terminology, as needed, with the terms such as explore or
        exploration. This includes the use of the terms in the Financial Statement head notes and
        footnotes, please see Instruction 1 to paragraph (a) of Industry Guide 7.

30.   Early in this section, your company should indicate that it is an exploration state
        company and that there is no assurance that a commercially viable mineral deposit exists
        on any of your properties, and that further exploration will be required before a final
        evaluation as to the economic and legal feasibility is determined. See Industry Guide
        7(a) (4).

Mr. Todd D. Sterck
Strategic Mining Corporation
May 26, 2010
Page 7

Properties, page 4

31.   Please disclose the following information for each of your properties:

- The nature your ownership or interest in the property.

- A description of all interests in your properties, including the terms of all underlying agreements and royalties.

- Describe the process by which mineral rights are acquired at this location and the basis and duration of your mineral rights, surface rights, mining claims or concessions.

- An indication of the type of claim or concession such as placer or lode, exploration or exploitation, whether the mining claims are State or Federal mining claims, patented or unpatented claims, mining leases, or mining concessions.

- Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area or your properties.

- The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and disclose who is responsible for paying these fees.

- The area of your claims, either in hectares or in acres.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

32.   Please disclose the information required under paragraph (b) of Industry Guide 7 for all your material properties listed under this heading. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property, include the following information:

- The location and means of access to your property, including the modes of transportation utilized to and from the property.

- Any conditions that must be met in order to obtain or retain title to the property, whether your have surface and/or mineral rights.

- A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

- A description of any work completed on the property and its present condition.

- The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

- A description of equipment, infrastructure, and other facilities.

- The current state of exploration of the property.

- The total costs incurred to date and all planned future costs.

- The source of power and water that can be utilized at the property.

- If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address: www.sec.gov/about/forms/industryguides.pdf

33. Please insert a small-scale map showing the location and access to each material property, as required by Instruction 3(b) to Item 102 of Regulation S-K. Please note the EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at (202) 551-3600 for Post-Acceptance Filing Issues or (202) 551-8900 for Pre-Acceptance Filing Issues. We believe the guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings to comply with the following features:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

  Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

34.   In the description of each exploration property, please provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature to comply with the guidance in paragraph (b) (4) (i) of Industry Guide 7.

Vietnam Property, page 5

35.   We note your disclosure in this section, referring to mines and other mineral properties that exist in the proximity of your property. Such disclosure may cause investors to infer that your property also has commercial mineralization, because of its proximity to these mines and properties. Please describe only geology, history, or exploration results that are directly related to the properties that your company has the right to explore or mine. Accordingly, we believe that you should remove information about any mines, prospects, adjacent or analogous properties, deposits, occurrences, or exploration activities by other companies operating in or near your properties and instead focus the disclosure solely on your company's property.

36.   We note your statement that Gold values from the first vein system vary from 16.1grams per ton to 8.9 parts per million of gold. When reporting the results of sampling and chemical analyses, please revise your disclosure to address each of the following regarding mineralization of existing or potential economic significance on your property:

- Disclose only weighted-average sample analyses associated with a measured length or a substantial volume.

- Eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight.

- Eliminate all disclosure of the highest or best values/grades of sample sets. Present a balanced disclosure of the drill and sampling results

- Eliminate grades disclosed as "up to" or "as high as" or "ranging from."

- Eliminate statements containing grade and/or sample-width ranges.

- Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.

- Generally, use tables to improve readability of sample and drilling data.

- Soil samples may be disclosed as a weighted average value over an area.

- Refrain from reporting single soil sample values.

- Convert all ppb quantities to ppm quantities for disclosure.

- Avoid optimistic descriptive adjectives such as high-grade or ore-grade.

Please revise your disclosures to comply with this guidance.

37. Detailed sampling provides the basis for the quality estimate or grade of your mineral discovery. Please provide a brief description of your sample collection, sample preparation, and the analytical procedures used to develop your analytical results. In addition, please disclose any Quality Assurance/Quality Control (QA/QC) protocols you have developed for your exploration program. These procedures would serve to inform potential investors regarding your sample collection and preparation, assay controls, sample custody, assay precision and accuracy procedures and protocols.

38. We recommend that a brief description of the QA/QC protocols be provided to inform readers regarding sample preparation, controls, custody, assay precision and accuracy as it relates to your exploration plans. This would apply to exploration and operational analytical procedures.

39. On a related point, it appears you should also expand your disclosure concerning the exploration plans for the properties to address the following points.

- Disclose a brief geological justification for each of the exploration projects written in non-technical language.

- Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

- If there is a phased program planned, briefly outline all phases.

- If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

- Disclose how the exploration program will be funded.

- Identify who will be conducting any proposed exploration work, and discuss what their qualifications are.

40.   Please provide s short summary of the permits and/or operational plans required to perform exploration activities on your properties.

Closing Comments

        As appropriate, please amend your filing and respond to these comments promptly. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with each amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Gary Newberry at (202) 551-3761, or Shannon Buskirk at (202) 551-3717 if you have any questions regarding comments on the financial statements and related matters. You may contact George K. Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact Kevin Dougherty at (202) 551-3271 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director